Form U-6B-2 Schedule 1
Pepco Holdings, Inc. and Subsidiaries Quarter Ended June 30, 2005
	Issued during Quarter			Balance at End of Quarter
Company	Common Stock	External Long-Term Debt	Long-Term Promissory Notes	Short-Term Promissory Notes		Money Pool Advances (1)	External Short-term Debt		Capital Contributions Received
ATE Investment, Inc.	*	*	*	*		*	*		*
Atlantic City Electric Company	0	0	0	0		0	117,240,000	(2)	0
Atlantic Southern Properties, Inc.	*	*	*	*		*	*		*
Conectiv Energy Holding Company	*	*	*	*	(3)	*	*		*
Delmarva Power & Light Company (4) (5)	0	100,000,000	0	N/A		N/A	N/A		0
Potomac Capital Investment Corporation	*	*	*	*		*	*		*
(1) Money pool interest rate at end of quarter = 3.64%
(2) Average wieghted interest rate at end of quarter = 3.44%
(3) Interest rate at end of quarter = 3.64%
(4) Delmarva short-term debt is not exempt pursuant to Rule 52.
(5) Delmarva issued $100,000,000 of unsecured notes due 6/1/15 at an interest rate of 5%.
* Confidential treatment requested.